                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                           _________________________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                      ROBERTS PHARMACEUTICAL CORPORATION
                      ----------------------------------
            (Exact name of registrant as specified in its charter)


     New Jersey                                         22-2429994
     ----------                                         ----------
  (State of incorporation                             (IRS Employer
      or organization)                                Identification No.)


     Meridian Center II
     4 Industrial Way West
     Eatontown, New Jersey                              07724
     ---------------------                              -----
     (Address of principal                              (Zip Code)
     executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered
     -------------------                ---------------------------------

     Common Stock, $.01 par                  American Stock Exchange
     value per share

     Rights                                  American Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                                     ----
                               (Title of Class)

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

                          DESCRIPTION OF COMMON STOCK

     Each share of Common Stock, $.01 per share (the "Common Stock"), of Roberts Pharmaceutical Corporation (the "Company") entitles the holder thereof to one vote on all matters submitted to the Company's shareholders. Since the Common Stock does not have cumulative voting rights, it is possible that holders of more than 50% of the outstanding shares could elect all of the directors and holders of the remaining shares could not elect any directors. The shares are not subject to redemption and, except as described below, there are no preemptive rights. All shares of Common Stock currently issued and outstanding are fully paid and non-assessable. Holders of Common Stock are entitled to receive dividends out of funds legally available therefor when, and if, declared by the Board of Directors of the Company. The Company has not paid any cash dividends on its Common Stock and the payment of cash dividends on the Common Stock is unlikely for the foreseeable future. Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share pro rata in any distribution to the holders of Common Stock; provided, that, in the event of any liquidation, dissolution or winding up of the Company, holders of the Company's 5% Convertible Preferred Stock (the "Convertible Preferred Stock") are entitled to receive an amount equal to $25 per share plus any accrued and unpaid dividends on the Convertible Preferred Stock prior and in preference to any distribution to the holders of the Common Stock.

     A holder of any shares of capital stock of the Company may be granted preemptive rights to subscribe to or purchase any issuance of capital stock of the Company only to the extent that, and on the terms and conditions upon which, the Company's Board of Directors expressly grants such rights in a written agreement between such holder and the Company. The Company is currently a party to an agreement with Yamanouchi Pharmaceutical Co., Ltd. ("Yamanouchi") which provides that for so long as Yamanouchi owns at least 15% of the Company's outstanding Common Stock on a fully diluted basis, Yamanouchi has certain preemptive rights to acquire securities issued by the Company. Except for the agreement with Yamanouchi, no agreements granting preemptive rights are currently in effect.

     As of April 28, 1997, there were 27,355,521 shares of Common Stock outstanding and 1,014 record holders of such shares of the Company's Common Stock.

                             DESCRIPTION OF RIGHTS

     On December 16, 1996, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock to shareholders of record at the close of business on February 6, 1997. Each Right entitles the registered holder to purchase from the Company for $80 (the "Purchase Price") one one-hundredth of a share of Class B - Series A Junior Participating Preferred Stock, par value $.10 per share (the "Preferred Stock") with economic terms similar to that of one share of Common Stock. The description and terms of the Rights are forth in a Rights Agreement (the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company as Rights Agent.

Rights Certificate; Distribution Date
-------------------------------------

     Initially, the Rights will be attached to all Common Stock of the Company then outstanding, and no separate Rights Certificates will be distributed. Except as described below, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest of any of the following events:

     (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the shares of Common Stock then outstanding (an "Acquiring Person");

     (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock (or such later date as may be determined by the Board of Directors prior to any person becoming an Acquiring Person);

     (iii) 10 business days after a person or group of affiliated or associated persons (other than an Acquiring Person) which is the beneficial owner of 15% or more of the outstanding Common Stock has engaged in certain self-dealing transactions with the Company as described below (a "Subject Person").

     Neither the acquisition of Common Stock by Yamanouchi nor a tender offer for all of the outstanding shares of Common Stock by Yamanouchi will result in the occurrence of a Distribution Date or cause Yamanouchi to be an Acquiring Person, provided that at all times after the date of the Rights Agreement, Yamanouchi (i) remains the beneficial owner of not less than 15% of the outstanding Common Stock on a fully diluted basis and (ii) does not (except pursuant to a tender offer for all of the outstanding Common Stock) acquire Common Stock if after such acquisition it would be the beneficial owner of more than 30% of the outstanding Common Stock.

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after February 6, 1997 will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

Exercise of Rights
------------------

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 16, 2006, unless they are earlier redeemed by the Company or expire in accordance with other provisions of the Rights Agreement as described below.

Flip-In Events
--------------

     In the event that, at any time following the Distribution Date, (i) a Person becomes an Acquiring Person or (ii) a holder of 15% or more of the outstanding Common Stock (other than an Acquiring Person) engages in certain self dealing transactions (as described below), each holder of a Right will thereafter have the right to receive, upon exercise, a number of shares of Common Stock (or in certain instances, cash, properties or other securities of the Company) having a then current market value of twice the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of any of the events described in (i) and (ii) above ("Flip-In Events"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or a Subject Person will be null and void.

     For example, at a Purchase Price of $80 per Right, each Right not owned by an Acquiring Person or by a Subject Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $160 worth of Common Stock (or other consideration, as noted above) for $80. Assuming that the Common Stock had a per share value of $16 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $80.

     The self dealing transactions which will result in the occurrence of a Flip-In Event if engaged by a beneficial owner (other than an Acquiring Person) of more than 15% of the outstanding Common Stock (a "15% Shareholder") or its affiliates or associates include: (i) certain transfers of assets to the Company or its subsidiaries in exchange for capital stock or securities convertible into capital stock of the Company or its subsidiaries, (ii) certain other acquisitions of capital stock or securities convertible into capital stock of the Company or its subsidiaries, (iii) sales, purchases, leases, exchanges, mortgages or transfers of assets, including securities, on terms less favorable to the Company than the Company would be able to obtain in arm's-length negotiation with an unaffiliated third party, (iv) the receipt of compensation from the Company other than compensation which is consistent with past practice or approved by a majority of the members of the Compensation Committee of the Company's Board of Directors who are not such 15% Shareholder or representatives, nominees, affiliates or associates of such 15% Shareholder, (v) the receipt of the benefits of any loans, advances, guarantees or other financial assistance or any tax credits or other tax advantages provided by the Company, (vi) a reorganization or recapitalization of the Company in which the shares of Common Stock owned by such 15% Shareholder or its affiliates or associates are treated differently than the other outstanding shares of Common Stock, or (vii) a merger with or into the Company in a transaction in which the Company is the surviving entity, unless any such transaction described in (i) through (vii) is approved prior to the consummation thereof by a majority of the members of the Board of Directors who are not such 15% Shareholder or representatives, nominees, affiliates or associates of such 15% Shareholder.

Flip-Over Events
----------------

     In the event that (i) the Company is acquired in a merger or consolidation in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation of a merger or consolidation in which all or a part of the outstanding shares of Common Stock are converted into or exchanged for stock or securities of another entity or cash, (iii) a corporation shall acquire, pursuant to a plan of exchange (other than a tender offer for all of the outstanding shares of Common Stock which is not the subject of shareholder approval), all of the outstanding Common Stock, or (iv) more than 50% of the Company's assets, cash flow or earning power is sold or transferred (events (i), (ii), (iii) and (iv) are referred to as "Flip-Over Events" and together with Flip-In Events, the "Triggering Events") each holder of a Right which has not yet been exercised (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

Exchange Provisions
-------------------

     After any Person becomes an Acquiring Person or a Subject Person, the Board of Directors (by action of a majority of directors who are not representatives, nominees, affiliates or associates of the Acquiring Person), may determine to exchange for any or all Rights (other than Rights held by the Acquiring Person or Subject Person and certain transferees) Preferred Stock at an exchange ratio of 1/100th of a share of Preferred Stock per Right. Such exchange shall be on a pro rata basis if less than all Rights are to be exchanged.

Anti-Dilution Provisions
------------------------

     The Purchase Price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

Redemption of the Rights
------------------------

     The Company may, at its option, at any time prior to the earlier of the first occurrence of a Triggering Event or December 16, 2006, redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Any decision to redeem the Rights must be approved by a majority of directors who are not a 15% Shareholder or representatives, nominees or affiliates of a 15% Shareholder. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

No Rights as Shareholders
-------------------------

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Taxes
-----

     While the distribution of the Rights was not taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock of the Company (or for other consideration) or for common stock of an acquiring company as set forth above.

Amendment of Terms of Rights
----------------------------

     The Company may from time to time, with the approval of a majority of the members of the Board of Directors who are not 15% Shareholders or representatives, nominees or affiliates of any 15% Shareholder, amend the Rights Agreement to cure any ambiguity or inconsistency or to make any other provisions with respect to the Rights which the Company may deem necessary or desirable. After the occurrence of a Flip-In Event, the Rights Agreement may not be amended in any manner which would adversely affect the interests of the holders of the Rights. At any time prior to such time as a person becomes an Acquiring Person, the Company may lower the 15% threshold used to determine the existence of an Acquiring Person, but in no event lower than the greater of (a) the percentage of Common Stock owned by the holder of the greatest number of outstanding shares of Common Stock (other than Yamanouchi) plus .001% or (b) 10%.

ITEM 2.  EXHIBITS.

              *1 Annual Report on Form 10-K of Registrant for fiscal year ended December 31, 1996

              *2 Proxy Statement for Registrant's Annual Meeting of Shareholders to be held on May 21, 1997

              *3  Restated Certificate of Incorporation of Registrant

              *4  By-laws of Registrant

              *5  Specimen of certificate representing Registrant's Common
                  Stock

              *6 Rights Agreement, dated as of December 16, 1996, between Roberts Pharmaceutical Corporation and Continental Stock Transfer & Trust Company, including the form of Rights Certificate attached thereto as Exhibit B.

              *7 Registrant's Annual Report to Shareholders for fiscal year ended December 31, 1996

*In accordance with Instruction II to Form 8-A, this exhibit has been submitted to the American Stock Exchange with this Form 8-A but has not been filed with the Securities and Exchange Commission.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                         ROBERTS PHARMACEUTICAL CORPORATION



Date:  May 19, 1997           By:______________________________
                                 ANTHONY A. RASCIO, Vice President,
                                 Secretary and General Counsel